UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No, 2)

ARC DOCUMENT SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00191G103
(CUSIP Number)

Kumarakulasingam Suriyakumar

Suriyakumar Family Trust

Shiyulli Suriyakumar 2013 Irrevocable Trust

Seiyonne Suriyakumar 2013 Irrevocable Trust

Dilantha Wijesuriya

Jorge Avalos

Rahul Roy

Sujeewa Sean Pathiratne

TechPrint Holdings, LLC

Copies to:

Mitchell S. Nussbaum, Esq.

Angela M. Dowd, Esq..

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August, 27, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON KUMARAKULASINGAM SURIYAKUMAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,055,576
	8	SHARED VOTING POWER 2,732,171
	9	SOLE DISPOSITIVE POWER 2,055,576
	10	SHARED DISPOSITIVE POWER 6,417,446

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,473,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,249,749 shares of common stock, par value $0.001 per share (the “Common Stock”) of ARC Document Solutions, Inc. (“Issuer” or the “Company”) issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 19.6% of the issued and outstanding Common Stock of the Issuer. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to his membership in a Rule 13d-5 group but does include (i) 1,732,171 shares of Common Stock held by the Suriyakumar Family Trust,\ for which the Reporting Person and his spouse, share voting and dispositive power (ii) an additional 1,000,000 shares of Common Stock that the Reporting Person may be deemed to beneficially own that are held by the Shiyulli Suriyakumar 2013 Irrevocable Trust and the Seiyonne Suriyakumar 2013 Irrevocable Trust which trusts were established by the Reporting Person for estate planning purposes, but as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein and (iii) an additional 3,685,275 shares of Common Stock that the Reporting Person may be deemed to beneficially own by virtue of the Rollover Agreement (as defined herein) that are held by the other Rollover Stockholders (as defined herein) by virtue of his role as Manager of TechPrint Holdings, LLC.. See Items 3 and 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SURIYAKUMAR FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,732,171
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,732,171
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 4.0% of the issued and outstanding Common Stock of the Issuer. Mr. Suriyakumar and his spouse, as trustees of the Reporting Person, share voting and dispositive power over these shares. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 1.2% of the issued and outstanding Common Stock of the Issuer. Mr. Suriyakumar shares voting and dispositive power over these shares. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SEIYONNE SURIYUKUMAR 2013 IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON OO

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 1.2% of the issued and outstanding Common Stock of the Issuer. Mr. Suriyakumar shares voting and dispositive power over these shares. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON DILANTHA WIJESURIYA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,149,038
	8	SHARED VOTING POWER 647,771
	9	SOLE DISPOSITIVE POWER 1,149,038
	10	SHARED DISPOSITIVE POWER 647,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 4.2% of the issued and outstanding Common Stock of the Issuer. Includes 971,156 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this report, and 647,771 shares held by the Wijesuriya Family Trust. Mr. Wijesuriya and his spouse, as trustees of the Wijesuriya Family Trust share voting and dispositive power over the shares held by the trust. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON JORGE AVALOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,025
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 737,025
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 1.7% of the issued and outstanding Common Stock of the Issuer. Includes 183,678 shares of Common Stock issuable upon exercise of outstanding stock options exercisable within 60 days of the date of this report. .Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON RAHUL ROY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 708,167
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 708,167
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 1.6t% of the issued and outstanding Common Stock of the Issuer. Includes 240,666 shares issuable upon exercise of outstanding stock options exercisable within 60 days of this report. .Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON SUJEEWA SEAN PATHIRATNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,274
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 443,274
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON IN

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024, the Reporting Person beneficially owns approximately 1.0% of the issued and outstanding Common Stock of the Issuer. Does not include certain shares of Common Stock that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

CUSIP No. 12526L 10 3

1	NAME OF REPORTING PERSON TECHPRINT HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,473,042

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,473,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%*
14	TYPE OF REPORTING PERSON CO

*	Based on the 43,249,749 shares of Common Stock issued and outstanding as of July 26, 2024 and by virtue of the Rollover Agreement (as defined herein), the Reporting Person beneficially owns approximately 19.6% of the issued and outstanding Common Stock of the Issuer. See Items 3 and 5.

CUSIP No. 12526L 10 3

Introductory Note

This Amendment No.2 (this “Amendment No.2”) to statement on Schedule 13D, is filed with respect to shares of Common Stock of the Issuer on behalf of the group that may be deemed to be formed under Rule 13d-5 consisting of (i) Mr. Kumarakulasingam Suriyakumar (“Mr. Suriyakumar” or the “Founder”), director, chairman and chief executive officer of the Issuer; (ii) the Suriyakumar Family Trust (the “Family Trust”), by and through Mr. Suriyakumar as trustee; (iii) the Shiyulli Suriyakumar 2013 Irrevocable Trust (the “Shiyulli Trust”), by and through Ms. Shiyulli Suriyakumar (“Ms. Suriyakumar”) as trustee; (iv) the Seiyonne Suriyakumar 2013 Irrevocable Trust (the “Seiyonne Trust”), by and through Mr. Seiyonne Suriyakumar (“Mr. Seiyonne Suriyakumar”) as trustee; (v) Mr. Dilantha Wijesuriya, Chief Operating Officer of the Issuer (“Mr. Wijesuriya”); (vi) Mr. Jorge Avalos, Chief Financial Officer of the Issuer (“Mr. Avalos”); (vii) Mr. Rahul Roy, Chief Technical Officer of the Issuer (“Mr. Roy”); (viii) Mr. Sujeewa Sean Pathiratne, a private investor (“Mr. Pathiratne” and collectively with Mr. Suriyakumar, the Family Trust, the Shiyulli Trust, the Seiyonne Trust, Mr. Wijesuriya, Mr. Avalos and Mr. Roy the “Original Reporting Persons”), and (xi) TechPrint Holdings, Inc., a Delaware limited liability company (“TechPrint” or the “Acquirer” and, collectively with the Original Reporting Persons, the “Reporting Persons”).

This Amendment No. 2 amends and supplements the Schedule 13D, with respect to the Issuer filed by the Original Reporting Persons with the Securities and Exchange Commission (as amended and supplemented to date, the “Schedule 13D”) and adds TechPrint to the Reporting Persons. Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

Item 2.Identity and Background.

This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

TechPrint Holdings, LLC is a limited liability company organized under the laws of Delaware. Its business address is c/o ARC Document Solutions, Inc. 12657 Alcosta Blvd., Suite 200 Sam Ramon, California 94583.

The principal business of Acquirer is investment services.

During the past five (5) years, the Acquirer has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five (5) years, the Acquirer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Item 3 Source and Amount of Funds or Other Consideration

Pursuant to an agreement and plan of merger, dated as of August 27, 2024 (the “Merger Agreement”), by and among (i) the Acquirer (ii) TechPrint Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Acquirer and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Acquirer (the “Merger”). Under the terms of the Merger Agreement, each of the Company’s shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Common Stock owned by the Acquirer, Merger Sub, the Company, the Rollover Stockholders (as defined below), and any holders of Common Stock who exercise appraisal rights with respect to such shares) will be converted into the right to receive $3.40 per share in cash, without interest (the “Merger Consideration”). The Merger is subject to the approval of the Company’s shareholders and other customary closing conditions. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.02, and is incorporated herein by reference in its entirety as Exhibit 7.02.

The financing of the Merger and the transactions contemplated by the Merger will be obtained by the Reporting Persons as a combination of debt and equity. Pursuant to a commitment letter, dated August 27, 2024 (the “Debt Commitment Letter”), provided to Acquirer and Merger Sub by U.S. Bank National Association, BMO Bank N.A., Zions Bancorporation, N.A. dba California Bank & Trust and City National Bank, a national banking association (collectively, the “Commitment Parties”), the Commitment Parties committed to provide, on the terms and subject to the conditions set forth in the Debt Commitment Letter, at or prior to the closing of the Merger, a revolving credit and term loan facility of $185.0 million, subject to certain customary conditions, including without limitation, the execution of definitive transaction documents

Pursuant to an equity commitment letter (the “Equity Commitment Letter”), dated August 27, 2024, by and among the Acquirer, Mr. Suriyakumar, and Mr. Pathiratne (together the “Investors”), each of the Investors, severally and not jointly, has committed to purchase, or cause to be purchased, directly or indirectly, at or prior to the effective time of the Merger (the “Effective Time”), securities of the Acquirer for an aggregate purchase price of $11 million, subject to the terms and conditions set forth in the equity commitment letter. The respective commitments contemplated by the Equity Commitment Letter will be funded by the Investors immediately prior to the consummation of the financing transactions contemplated by the Debt Commitment Letter, subject to the satisfaction of certain conditions set forth in the Equity Commitment Letter and the Debt Commitment Letter, including such financing transactions having been funded or the Commitment Parties having confirmed that such financing transactions will be funded at the Effective Time upon delivery of a drawdown notice from the Acquirer. The information disclosed in this paragraph is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which has been filed as Exhibit 7.03, and is incorporated herein by reference in its entirety as Exhibit 7.03.

On August 27 2024, concurrently with the execution and delivery of the Merger Agreement, the Original Reporting Persons (the “Rollover Stockholders”) entered into a Rollover Agreement (the “Rollover Agreement”) by and among the Acquirer and each Rollover Stockholder, pursuant to which, (i) immediately prior to the Effective Time, shares of Common Stock held by the Rollover Stockholders will be contributed to the Acquirer and (ii) immediately after the issuance of shares of common stock of the Surviving Corporation in respect of options to purchase Common Stock whether vested or unvested, that have an exercise price per share that is less than the Merger Consideration and restricted stock award of the Company held by the Rollover Stockholders, such shares will be contributed to the Acquirer, in exchange for a number of issuances of common membership interests of Acquirer. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which has been filed as Exhibit 7.04, and is incorporated herein by reference in its entirety as Exhibit 7.04.

Item 4. Purpose of Transaction.

On August 28, 2024, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company as the surviving the corporation. Under the terms of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by the Acquirer, Merger Sub, the Company, the Rollover Stockholders and any holders of Common Stock who exercise appraisal rights with respect to such shares) will be converted into the right to receive the Merger Consideration.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of Common Stock will no longer be traded on the New York Stock Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Reporting Persons. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 7.02 and incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Stockholders, who collectively beneficially own approximately 19.6% of the outstanding shares of Common Stock, entered into a Voting Agreement, dated as of August 27, 2024 (the “Voting Agreement”) with the Acquirer and the Company, pursuant to which, among other things, the Acquirer and each of the Rollover Stockholders have agreed to appear in person or by proxy at every at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and vote or cause to be voted their shares of Common Stock (unless the Company’s Board of Directors (the “Company Board”) acting on the recommendation of the Special Committee of the Company Board (the “Special Committee”)) or the Special Committee has made a change of recommendation) (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and (ii) against any other action, agreement or transaction that has not been recommended by the Company Board (acting on the recommendation of the Special Committee) or the Special Committee and that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (B) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled, or (C) impede, frustrate, interfere with, delay ,postpone or adversely affect the Merger and the other transactions contemplated by the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.05, and is incorporated herein by reference in its entirety.

On August 27, 2024, concurrently with the execution and delivery of the Merger Agreement, Mr. Suriyakumar entered into a limited guarantee in favor of the Company (the “Limited Guarantee”), with respect to the obligation of Acquirer to pay to the Company a $750,000 reverse termination fee, if and when due pursuant to the Merger Agreement, and up to $1.5 million of monetary damages resulting or arising from Acquirer’s or Merger Sub’s Fraud (as defined in the Merger Agreement) with respect to the Merger Agreement or the transactions contemplated thereby. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which has been filed as Exhibit 7.06, and is incorporated herein by reference in its entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5 Interest in Securities of the Issuer.

By virtue of the Rollover Agreement, the Acquirer may be deemed to be a beneficial owner having the power to direct the voting and disposition of the Common Stock held by the Rollover Stockholders. By virtue of his ability as Manager of the Acquirer, to direct the Acquirer with regards to decisions concerning the Common Stock owned or controlled by the Acquirer, Mr. Suriyakumar may be deemed to be a beneficial owner having the power to direct the voting and disposition of the Common Stock held or controlled by the Acquirer.

During the 60 days preceding the filing of this Amendment No. 2 to 13D, none of the Reporting Persons has effected any transactions in the Common Stock.

Item 6 Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company.

On August 27, 2024, the Acquirer, Merger Sub and the Company entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 are incorporated herein by reference. Concurrently with the execution of the Merger Agreement: (i) the Acquirer, Mr. Suriyakumar, and Mr. Pathiratne entered into the Equity Commitment Letter; (ii) the Rollover Stockholders and the Acquirer entered into the Rollover Agreement; (iii) the Rollover Stockholders, the Acquirer and the Company entered into the Voting Agreement and (iv Mr. Suriyakumar executed the Limited Guarantee in favor of the Company. In addition, on August 27, 2024, the Commitment Parties provided the Debt Commitment Letter to Acquirer and Merger Sub.

The descriptions in Item 3 and Item 4 of this Statement of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.06 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:	Title:
7.01	Joint Filing Agreement dated as of August 29, 2024 by and among Kumarakulasingam Suriyakumar, the Suriyakumar Family Trust, Shiyulli Suriyakumar 2013 Irrevocable Trust, Seiyonne Suriyakumar 2013 Irrevocable Trust, Dilantha Wijesuriya, Jorge Avalos, Rahul Roy, Sujeewa Sean Pathiratne and TechPrint Holdings, LLC
7.02	Agreement and Plan of Merger dated August 27, 2024, by and among TechPrint, Merger Sub and the Company
7.03	Equity Commitment Letter dated August 27, 2024 by and among TechPrint, Kumarakulasingam Suriyakumar, and Sujeewa Sean Pathiratne
7.04	Rollover Agreement dated August 27, 2024 by and among TechPrint and each of the Rollover Stockholder
7.05	Voting Agreement, dated August 27, 2024, by and among TechPrint, Merger Sub, the Company, and the Rollover Stockholders
7.06	Limited Guarantee, dated August 27, 2024, by and between the Company and Kumarakulasingam Suriyakumar

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2024

/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar

SURIYAKUMAR FAMILY TRUST

By:	/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar
Title:	Trustee

SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Shiyulli Suriyakumar
Name:	Shiyulli Suriyakumar
Title:	Trustee

SEIYONNE SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Seiyonne Suriyakumar
Name:	Seiyonne Suriyakumar
Title:	Trustee

/s/ Dilantha Wijesuriya
Name:	Dilantha Wijesuriya

/s/ Jorge Avalos
Name:	Jorge Avalos

/s/ Rahul Roy
Name:	Rahul Roy

/s/ Sujeewa Sean Pathiratne
Name:	Sujeewa Sean Pathiratne

TECHPRINT HOLDINGS, LLC

By:	/s/ Kumarakulasingam Suriyakumar
Name:	Kumarakulasingam Suriyakumar
Title:	Manager